                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 7)*

                          QUINTILES TRANSNATIONAL CORP.
                          -----------------------------
                                (Name of Issuer)

                          COMMON STOCK, $0.01 PAR VALUE
                          -----------------------------
                         (Title of Class of Securities)

                                   748767-10-0
                                   -----------
                                 (CUSIP Number)

                                December 31, 2001
                                -----------------
             (Date of Event Which Requires Filing of this Statement)

         Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

                  [ ]     Rule 13d-1(b)
                  [ ]     Rule 13d-1(c)
                  [X]     Rule 13d-1(d)

         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))
                               Page 1 of 4 Pages.

-------------------------                               ------------------------

CUSIP No. 748767-10-0                 13G                      Page 2 of 4 Pages

-------------------------                               ------------------------

--------------------------------------------------------------------------------
 1)      NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

                  Dennis B. Gillings, Ph.D.
--------------------------------------------------------------------------------
 2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

         (a)   [ ]
         (b)   [ ]
--------------------------------------------------------------------------------
 3)      SEC USE ONLY

--------------------------------------------------------------------------------
 4)      CITIZENSHIP OR PLACE OF ORGANIZATION

                                                                  United States
--------------------------------------------------------------------------------
                           5)       SOLE VOTING POWER

  NUMBER OF                                                          6,169,714*
    SHARES                 -----------------------------------------------------
 BENEFICIALLY              6)       SHARED VOTING POWER
  OWNED BY
    EACH                                                               522,821*
  REPORTING                -----------------------------------------------------
   PERSON                  7)       SOLE DISPOSITIVE POWER
    WITH
                                                                     6,008,293*
                           -----------------------------------------------------
                           8)       SHARED DISPOSITIVE POWER

                                                                     1,098,744*
                           -----------------------------------------------------
 9)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                                     7,107,037*
--------------------------------------------------------------------------------
 10)  CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
         (See Instructions)

         [ ]
--------------------------------------------------------------------------------
 11)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                                                                          5.9%**
--------------------------------------------------------------------------------
 12)  TYPE OF REPORTING PERSON (See Instructions)

                                                                             IN
--------------------------------------------------------------------------------

*  See Item 4 attached.
** Based on 119,612,095 shares outstanding as of September 30, 2001, as provided by the Issuer on its Form 10-Q filed on November 1, 2001, as adjusted to include the number of shares underlying options exercisable by Dr. Gillings within 60 days of December 31, 2001.

-------------------------                               ------------------------

CUSIP No. 748767-10-0                 13G                      Page 3 of 4 Pages

-------------------------                               ------------------------

         The Statement of Schedule 13G of Dennis B. Gillings, Ph.D. relating to shares of Common Stock, $.01 par value per share, of Quintiles Transnational Corp. is hereby amended and restated as set forth below.

Item 1.

         (a)  Name of Issuer
              --------------

                  Quintiles Transnational Corp.

         (b)  Address of Issuer's Principal Executive Offices
              -----------------------------------------------

                  4709 Creekstone Drive, Suite 200, Durham, North Carolina 27703

Item 2.

         (a)  Name of Person Filing
              ---------------------

                  Dennis B. Gillings, Ph.D.

         (b)  Address of Principal Business Office or, if none, Residence
              -----------------------------------------------------------

                  4709 Creekstone Drive, Suite 200, Durham, North Carolina 27703

         (c)  Citizenship:
              -----------

                  United States

         (d)  Title of Class of Securities
              ----------------------------

                  Common stock, par value $0.01 per share

         (e)  CUSIP Number
              ------------

                  748767-10-0

Item 3

         Not applicable.

Item 4   Ownership
         ---------

         (a)  Amount Beneficially Owned:                        7,107,037 (1)(2)

         (b)  Percent of Class:                                         5.9% (3)

         (c)  Number of shares as to which such person has:

                  (i)   sole power to vote or to direct the vote:  6,169,714 (1)

                  (ii)  shared power to vote or to direct the vote:  522,821 (2)

                  (iii) sole power to dispose or to direct the
                        disposition of:                            6,008,293 (1)

                  (iv)  shared power to dispose or to direct the
                        disposition of:                            1,098,744 (2)

-------------------------                               ------------------------

CUSIP No. 748767-10-0                 13G                      Page 4 of 4 Pages

-------------------------                               ------------------------


         (1) Includes 669,411 shares which Dr. Gillings has the right to acquire within 60 days from December 31, 2001 pursuant to the exercise of stock options.

         (2) Dr. Gillings disclaims beneficial ownership of 13,343 shares held by his daughter and 259,278 shares held by his wife and disclaims beneficial ownership of 240,000 shares held by the Gillings Family Limited Partnership, 10,200 shares held by the GFEF Limited Partnership, and 414,502 shares held by two Grantor Retained Annuity Trusts, of which Dr. Gillings is the settlor and beneficiary, except to the extent of his interest therein.

         (3) Based on 119,612,095 shares outstanding as of September 30, 2001, as provided by the Issuer on its Form 10-Q filed on November 1, 2001, as adjusted to include the number of shares underlying options exercisable by Dr. Gillings within 60 days of December 31, 2001.

Item 5   Ownership of Five Percent or Less of a Class
         --------------------------------------------

         Not applicable.

Item 6   Ownership of More than Five Percent on Behalf of Another Person
         ---------------------------------------------------------------

         Not applicable.

Item 7   Identification  and Classification of the Subsidiary Which Acquired the
         -----------------------------------------------------------------------
         Security Being Reported on By the Parent Holding Company
         --------------------------------------------------------

         Not applicable.

Item 8   Identification and Classification of Members of the Group
         ---------------------------------------------------------

         Not applicable.

Item 9   Notice of Dissolution of Group
         ------------------------------

         Not applicable.

Item 10  Certification
         -------------

         Not applicable.


Signature.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date: February 14, 2002


/s/ Dennis B. Gillings
-------------------------------
Dennis B. Gillings, Ph.D.